EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Private Credit Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Value	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$32,561,268.36 (1)	0.00015310	$4,985.13 (2)

Fees Previously Paid

Total Transaction Value	$32,561,268.36 (1)

Total Fees Due for Filing			$4,985.13 (2)

Total Fees Previously Paid

Total Fee Offsets

Net Fee Due			$4,985.13 (2)

(1)	Calculated as the aggregate maximum purchase price based upon the net asset value per share as of December 31, 2024 of $24.79 and the offer to purchase up to 1,313,484 shares.
(2)

Calculated at $153.10 per $1,000,000 of the Transaction Value in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for Fiscal Year 2025.